EXHIBIT 99.1

CORRECTION - Caledonia Mining Corporation Plc Results for the quarter and nine months ended September 30, 2023

The following amendment has been made to the announcement titled “Results for the quarter and nine months ended September 30, 2023” that was released on November 14, 2023 at 07:00 under RNS Number 3053T.

Diluted earnings/ (loss) per share (cents) for the Quarter should be 24.0 and (6.8) for the three and nine months, rather than 14.7 and (5.5) respectively. The financial statements and management discussion and analysis, which can be found on the Company’s website, should be read accordingly. Management of the Company does not consider the error, which arose due to a clerical mistake, to be material to the financial statements taken as a whole.

All other details remain unchanged. The full amended text is shown below. The shareholder call referred to in the original text took place as planned on November 16, 2023, and shareholders can find a link to watch/listen to the call on the Company’s website at https://www.caledoniamining.com/media/#corpvideos.

ST HELIER, Jersey, Nov. 27, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces its operating and financial results for the quarter and the nine months ended September 30, 2023 (the "Quarter" and "nine months" respectively).  Further information on the financial and operating results for the Quarter and nine months can be found in the management discussion and analysis ("MD&A") and the unaudited financial statements, which are available on the Company's website and are being filed on SEDAR.

This Quarter’s results demonstrate a significant improvement in the production performance of Blanket Mine (“Blanket”), which reported record quarterly production. This Quarter was also the last quarter to be affected by the negative contribution from the Bilboes oxide mine prior to being placed on care and maintenance from 1 October 2023. This will reduce monthly costs from approximately $1 million to approximately $200,000 at Bilboes.

Financial Highlights

  Revenues in the Quarter of $41.2m, a record quarterly performance for the Group. Nine months’ revenue of $107.7m is in line with the prior year performance.
  Gross profit in the Quarter of $14.1 million and EBITDA1 of $15.5 million, 2.5 per cent lower than the $15.9 million in the third quarter of 2022 (“Q3 2022” or the “comparative quarter”).
  Consolidated on-mine cost per ounce for the Quarter of $928 (Q3 2022: $734 per ounce). The increase was mainly due to the high cost per ounce at the Bilboes oxide mine, which has subsequently been placed on care and maintenance. On-mine costs at Blanket were $817 per ounce, an 11.3 per cent increase from the comparative quarter with the increase being due to higher labour and electricity costs.
  All-in sustaining cost ("AISC") at Blanket for the Quarter was $1,171 per ounce (Q3 2022: $962), the increase being due to the higher on-mine cost per ounce and higher sustaining capital expenditure and administrative expenses. The group’s AISC for the Quarter was higher, at $1,268 per ounce, reflecting the costs of Bilboes which have now materially reduced having entered care and maintenance.
  Basic IFRS earnings per share ("EPS") for the Quarter of 24.1 cents (Q3 2022: 65.4 cents).
  Adjusted EPS2 for the Quarter of 33.0 cents (Q3 2022: 60.7 cents).
  Net cash from operating activities in the Quarter of $14.5 million (Q3 2022: $8.9 million).
  Net debt at the end of the Quarter of $3.2 million (Q3 2022: net cash $6.2 million. Q2 2023: net debt $2.9 million). Notwithstanding the very strong operating cash flow in the Quarter, net cash and cash equivalents decreased in the Quarter due to the negative cash flows at the Bilboes oxides mine and the continued high level of capital investment at Blanket, principally on a new tailings storage facility.
  A dividend of 14 cents per share was paid in July 2023; a further dividend at the same rate of 14 cents per share was paid in October 2023, being the 40th quarterly dividend paid by the Company since it began paying dividends in 2013.

________________________
1 Adjusted EBITDA excludes asset impairments, depreciation and net foreign exchange movements.
2 Adjusted EPS excludes net foreign exchange movements (including the deferred tax effect and the non-controlling interest thereon) and deferred tax. A reconciliation of IFRS EPS to Adjusted EPS is set out in section 10.3 of the MD&A.

Operating Highlights

  21,772 ounces of gold were produced in the Quarter, three per cent higher than the 21,120 ounces produced in Q3 2022 and a new quarterly production record.
  Gold produced in the nine months was 55,244 ounces.
  Caledonia reiterates its gold production guidance for 2023 of between 75,000 and 80,000 ounces.

Bilboes gold project

  Mining and metallurgical processing continued at the Bilboes oxide mine until the end of September after which the operation returned to care and maintenance, resulting in a substantial reduction in monthly costs from approximately $1 million to approximately $200,000. After taking account of revenues arising from the sale of gold that will be extracted from the heap leach, Bilboes is expected to operate on a break-even basis for the remainder of the year.
  1,151 ounces of gold were produced from the Bilboes oxide mine in the Quarter, showing an increase from the 1,076 ounces produced in the second quarter of 2023. Leaching of material that has already been deposited on the leach pad will continue for the remainder of 2023.
  Oxide mining will resume when the stripping of the waste for the sulphide project commences.
  Work continues on a revised feasibility study for the Bilboes sulphide project with a focus on capital allocation with a view to maximising future shareholder value. This may result in a phased approach to the project to reduce the initial capital requirement. A phased approach requires a completely new approach to the feasibility study (rather than an update to the existing feasibility study); the initial results of the work on the phased approach are expected in early 2024.

Other

  On August 7, 2023, an accident took place at Blanket and, as a result, an employee of GMG Pty Ltd, a company contracted to Blanket, succumbed to his injuries in hospital. Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased.
  The ongoing underground drilling program at Blanket targeted the Eroica ore body and has yielded encouraging results (as announced on July 10, 2023).
  Following a tender process, the Company received an offer from a global solar operator to buy the solar plant. It is proposed that the new owner exclusively supplies Blanket with electricity from the current plant, on a take-or-pay basis, and in doing so secures some of Blanket’s future power supply. Negotiation of contracts and commercial terms is continuing.
  The Environmental Impact Assessment at Motapa has been approved as a precursor to the start of on-the-ground exploration activities.

Strategy and Outlook: increased focus on growth opportunities

  Maintain production at Blanket at the targeted range of 75,000 - 80,000 ounces for 2023 and at a similar level in 2024.
  Continue deep level drilling at Blanket with the objective of further upgrading inferred mineral resources, thereby extending the life of mine.
  Complete the feasibility study on the Bilboes sulphide project to determine the best implementation strategy with a view to optimal capital allocation and to estimate the revised funding requirements.
  Commence the first phase exploration at Motapa.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“Production at Blanket in the Quarter was excellent: Blanket is now operating as expected having achieved record gold production in the Quarter. Management is exploring initiatives to further improve mining efficiencies and manage operating costs.

“The Bilboes oxide mine has been a disappointment and as a result of operating losses incurred at Bilboes it has been returned to care and maintenance with effect from 1 October; from October onwards, the monthly holding cost of Bilboes is expected to be significantly reduced to approximately $200,000 per month. In due course, the remaining oxide material will be mined and processed alongside the sulphide ore. This outcome has no bearing on the viability of the much larger sulphide project which was the reason for acquiring Bilboes.

“The solar plant which was commissioned in early 2023 continues to operate well. The solar plant is owned by Caledonia rather than by Blanket and therefore the economic benefit arising from the solar plant has been realised in the consolidated all-in sustaining cost rather than the on-mine cost. An offer has been received from a global solar operator to buy the solar plant and the sale process is underway.

“As previously announced, encouraging results were received during the Quarter from the ongoing underground drilling program at Blanket which currently targets the Eroica ore body. Initial results indicate that the Eroica ore body has better grades and widths than expected.  These results indicate that there is additional mineralisation that may, in due course, be accessed using the current infrastructure and which should further extend the life of mine. Blanket continues to provide a solid foundation for the Company, providing us with a platform for our other growth projects in Zimbabwe.

“We continue to work on a revised feasibility study for the sulphide project at Bilboes which will consider updated commercial assumptions and will inform the most judicious way to commercialise the project with the objective of providing the best returns for investors. I look forward to providing an update on our progress in due course.”

Caledonia will host an online presentation and Q&A session open to all investors on 16 November at 14.00 London Time

The zoom details are set out below:

When: Nov 16, 2023 02:00 PM London
Topic: Q3 2023 call for shareholders
Register in advance for this webinar:

https://caledoniamining.zoom.us/webinar/register/WN_BTWfQYBxSnOrfd2uh623KQ

After registering, you will receive a confirmation email containing information about joining the webinar.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, the satisfaction of all conditions precedent in connection with the acquisition of Bilboes, the completion of the acquisition and the issuance of the acquisition consideration, our plans regarding a new feasibility study for Bilboes, the restarting of the Bilboes oxides operation, our plans and timing regarding further exploration and development and the commissioning of the solar plant. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to the completion of the acquisition of Bilboes, risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserves and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this press release may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of reserves and resources are also not the same as those of the SEC, and any reserves or resources reported in compliance with NI 43-101 may not qualify as “reserves” or “resources” under SEC standards. Accordingly, the mineral reserve and resource information set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed Consolidated Statements of profit or loss and Other comprehensive income (Unaudited)
($’000’s)
	3 months ended September 30		9 months ended September 30
	2023	2022	2023	2022
Revenue	41,187	35,840	107,653	107,904
Royalty	(2,207)	(1,796)	(5,650)	(5,408)
Production costs	(20,452)	(15,802)	(61,028)	(44,663)
Depreciation	(4,385)	(2,670)	(10,049)	(7,372)
Gross profit	14,143	15,572	30,926	50,461
Other income	62	14	127	17
Other expenses	(701)	(552)	(2,800)	(1,835)
Administrative expenses	(2,889)	(2,789)	(11,890)	(8,068)
Net foreign exchange (loss) gain	(257)	1,559	(2,334)	6,640
Cash-settled share-based expense	(27)	(25)	(298)	(335)
Equity-settled share-based expense	(233)	(94)	(564)	(176)
Net derivative financial instrument expenses	(102)	537	(590)	(1,160)
Operating profit	9,996	14,222	12,577	45,544
Net finance costs	(508)	(9)	(2,332)	(300)
Profit before tax	9,488	14,213	10,245	45,244
Tax expense	(3,777)	(4,018)	(8,552)	(14,051)
Profit for the period	5,711	10,195	1,693	31,193

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(79)	(699)	(778)	(858)
Total comprehensive income for the period	5,632	9,496	915	30,335

Profit (loss) attributable to:
Owners of the Company	4,506	8,614	(1,036)	25,932
Non-controlling interests	1,205	1,581	2,729	5,261
Profit for the period	5,711	10,195	1,693	31,193

Total comprehensive income attributable to:
Owners of the Company	4,427	7,915	(1,814)	25,074
Non-controlling interests	1,205	1,581	2,729	5,261
Total comprehensive income for the period	5,632	9,496	915	30,335

Earnings (loss) per share (cents)
Basic	24.1	65.4	(6.8)	197.7
Diluted	24.0	65.4	(6.8)	197.7
Adjusted earnings per share (cents)
Basic	33.0	60.7	15.2	178.8
Dividends paid per share (cents)	14.0	14.0	56.0	42.0

Summarised Consolidated Statements of Financial Position (Unaudited)
($’000’s)	As at	Sep-30	Dec-31
		2023	2022
Total non-current assets		265,813	196,764
Inventories		18,826	18,334
Prepayments		5,093	3,693
Trade and other receivables		5,749	9,185
Income tax receivable		-	40
Cash and cash equivalents		10,775	6,735
Derivative financial assets		684	440
Assets held for sale		13,397	-
Total assets		320,337	235,191
Total non-current liabilities		18,211	9,291
Loan notes payable – short term portion		665	7,104
Lease liabilities – short term portion		138	132
Trade and other payables		17,459	17,454
Income tax payable		2,841	1,324
Cash-settled share-based payments - short term portion		674	1,188
Derivative financial liabilities		22	-
Overdraft		13,967	5,239
Total liabilities		53,977	41,732
Total equity		266,360	193,459
Total equity and liabilities		320,337	235,191

Condensed Consolidated Statements of Cash Flows (Unaudited)
($’000’s)
	3 months ended September 30		9 months ended September 30
	2023	2022	2023	2022

Cash inflow from operations	16,963	11,717	17,629	41,901
Interest received	21	7	30	10
Finance costs paid	(331)	(34)	(1,762)	(126)
Tax paid	(2,158)	(2,767)	(4,504)	(5,993)
Net cash inflow from operating activities	14,495	8,923	11,393	35,792

Cash flows used in investing activities
Acquisition of property, plant and equipment	(9,573)	(10,840)	(20,175)	(33,585)
Acquisition of exploration and evaluation assets	(597)	(311)	(880)	(947)
Acquisition of put options	(1)	-	(812)	-
Net cash used in investing activities	(10,171)	(11,151)	(21,867)	(34,532)

Cash flows from financing activities
Dividends paid	(2,801)	(2,709)	(8,118)	(7,197)
Payment of lease liabilities	(36)	(36)	(108)	(115)
Repayments gold loan	-	-	-	(3,698)
Proceeds from call options	-	415	-	239
Shares issued - equity raise (net of transaction cost)	-	-	15,658	-
Loan note instruments - Motapa payment	(563)	-	(7,250)	-
Loan note instruments - Solar bond issue receipts (net of transaction cost)	-	-	7,000	-
Net cash from/(used in) financing activities	(3,400)	(2,330)	7,182	(10,771)

Net decrease in cash and cash equivalents
Effect of exchange rate fluctuations on cash and cash equivalents	(1,209)	(137)	(1,396)	(587)
Net cash and cash equivalents at beginning of the period	(2,907)	10,862	1,496	16,265
Net cash and cash equivalents at end of the period	(3,192)	6,167	(3,192)	6,167